STINGRAY RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED OCTOBER 31, 2006

DECEMBER 21, 2006

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the Unaudited Consolidated Financial Statements for the nine months ended October 31, 2006 and 2005 and the notes thereto, and the Audited Consolidated Financial Statements for the fiscal years ended January 31, 2006 and 2005 of Stingray Resources Inc. ("Stingray" or the "Company") and the notes thereto, each of which have been prepared in accordance with Canadian generally accepted accounting principles. This discussion covers the most recently completed quarter of Stingray and the subsequent period up to the date of the filing of this management's discussion and analysis ("MD&A"). All dollar amounts are stated in Canadian dollars, unless otherwise noted. Readers are encouraged to read the Company's public information filings at Sedar at www.sedar.com.

NATURE OF ACTIVITIES

Stingray is in the business of exploring for minerals, primarily for precious metals (gold, silver) and copper in Mexico. The Company has its corporate office located in Toronto, Ontario, Canada and explores in Mexico through its wholly owned Mexican subsidiary, Minera Stingray S.A. de C.V. which has its exploration base located in Hermosillo, Sonora, Mexico.

OVERVIEW OF PERFORMANCE

The Company's assets at October 31, 2006 were $5,300,103 compared to $5,708,380 at January 31, 2006. Working capital of $4,557,190 at October 31, 2006 has decreased by $484,597 since January 31, 2006 as a result of funding the search for new properties in Mexico and for general corporate operations.

MINERAL PROPERTIES

El Pilar Copper Property

Acquisition

On November 29, 2006 The Company entered into an Agreement with Xstrata plc ("Xstrata"), through Xstrata's subsidiaries Falconbridge Limited and Noranda Mining and Exploration Inc. whereby the Company will acquire Noranda Exploracion Mexico S.A. de C.V. ("Normex"). The acquisition will result in the Company owning 100% interest in the El Pilar Copper Property (El Pilar) located in Sonora, Mexico.

The Company will make two cash payments to Xstrata totaling $US 20 million within 6 months and issuing to Xstrata 2 tranches of Stingray common shares; 5% of the outstanding shares at the conclusion of the acquisition and an additional 5% of the outstanding shares upon delivery of a Feasibility Study. Other details include a sliding scale Metal Sales Royalty starting at 1% for an accumulated resource up to 3 billion pounds of copper equivalent rising to a maximum of 3% for more than 5 billion pounds.

In addition, there is a 50% Back-In Right provision for Xstrata in the event that more than 5 billion pounds of accumulated copper-equivalent resources (measured and indicated) and reserve (proven and probable) are calculated on the El Pilar property. If the Back-In Right is exercised Stingray will remain operator of the Joint Venture. No finders fees are payable on the transaction.

Stingray has completed technical and corporate due diligence over a lengthy period on El Pilar and Normex. Based on the review of all available data, Stingray believes there is strong evidence that El Pilar has the potential to become a mine. Initial work at the property will focus on infill resource/reserve definition drilling and detailed metallurgy. Metallurgical work on the property thus far has indicated that the majority of the copper minerals at El Pilar are acid soluble and amenable to heap leaching.

Property Location

The property is located in north-central Sonora, roughly fifteen (15) kilometres south of the Arizona/Sonora border. The property is situated in the highly productive/prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. The El Pilar property consists of concessions that total 6324 hectares in fifteen claim blocks located in the middle of this prolific copper trend.

Geology and Resources

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive, porphyry and highly silicified rock. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled mineralization. Reconstruction of geological events suggests that this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation. Details of the property are described in at technical report dated October 31, 2006 by Gary Woods, P.Geo., Manager of Central America for Normex and submitted to the TSX Venture Exchange for review. As described in this report, an independent resource calculation prepared by Magri Consultants of Chile in 2005 is; Total Inferred Resource - 306,200,000 tonnes averaging 0.28% of total copper containing 875,000 tonnes of copper. At a 0.25% total copper cut-off grade, the Inferred Resource was estimated at 179,817,000 tonnes averaging 0.365% total copper containing 656,332 tonnes of copper (1.447 billion pounds copper). The principal copper mineral is chrysocolla which is acid soluble and a known copper mineral in many copper heap leach operations. The deposit has been drill tested with roughly 200 metre spaced holes.

Exploration Potential

Two holes drilled at the south end and outside of the resource are spaced 600 metres apart and both contain significant mineralized intervals averaging greater than 0.25% copper. Further drilling could identify a higher grade section between the two holes which would provide significant upside to the size of the resource. The most southerly drill hole along the conglomerate horizon, situated 400 metres further south of the above mentioned holes contains 32 metres of 0.31 % copper and more drilling is needed to confirm the tonnage and grade of the mineralization in this area. Stingray anticipates that the resource at El Pilar will increase with further drilling.

Other Exploration Properties

As part of the purchase, Stingray will also acquire several additional exploration properties in Mexico. These properties total more than 187,000 hectares and are at various stages of development which offer Stingray additional exploration opportunities.

El Indio Properties

The El Indio project consists of 3 exploration properties located along the Sierra Madre trend in Chihuahua that were optioned by the Company from Minera Uruachic S.A. de C.V. Under the terms of the option, Stingray can acquire a 75% interest in the property by paying the vendor a series of payments staged over 7 years: CDN$ 500,000, 250,000 common shares of Stingray and by expending CDN$ 1 million in exploration on the properties.

A technical report describing areas of gold and silver mineralization at the properties was prepared for Stingray in September 2003 by Victor Jaramillo, P. Geo. Mapping at the El Indio concession has identified a north, northwest trending, elliptical package of silicified andesitic to rhyolitic volcanic rocks, dipping steeply to the west that extend for 2 kilometers and across a maximum width of 300 meters. These silicified rocks show much fracturing and quartz veining with accompanying iron oxides. The rock sampling program which was conducted by the Company's geologists included several hundred samples collected across the grid and sent for assaying to ALS Chemex (with appropriate quality assurance and control programs).

The results to date indicate a few, narrow areas of veining yielding significant gold results. The Company's geologists are considering geophysical methods that may be helpful in determining subsurface concentrations of gold mineralization within this extensive altered series of volcanic rocks. At the nearby Pelonachi concession, a detailed sampling program of the altered and intensively fractured target did not reveal significant precious metal mineralization.

Elephant 8 Property

Stingray has staked the "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Company's geologists have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. The previous year's efforts outlined interesting silver and gold mineralization at the San Agustin open cut. Recent efforts to access the property have been unsuccessful due to personal safety risks regarding the Company's exploration personnel. The Company monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

Mineral Exploration Activities

The Company's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Company from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Company's mineral properties for the nine months ended October 31, 2006 were $66,669 compared to $192,740 for the same period in 2005. The Company's exploration on the El Indio and Elephant 8 Properties was reduced and efforts were focused on the search for new mineral properties of merit.

RESULTS OF OPERATIONS

Nine Months Ended October 31, 2006

The net loss for the nine months ended October 31, 2006 was $428,967 ($0.03 per share) compared to a net loss of $393,558 for the same period in the prior year. The increase in loss of $35,409 for the nine months ended October 31, 2006 over 2005 is attributable to:

(i) an increase of $172,179 in project evaluation costs from $122,552 in 2005 to $294,731 in 2006;

(ii) a decrease in stock-based compensation expense from $84,581 in 2005 to nil in 2006; and

(iii) an increase of $40,303 in interest and other income from $98,010 in 2005 to $138,313 in 2006.

Three Months Ended October 31, 2006

The net loss for the three months ended October 31, 2006 was $142,997 ($0.01 per share) compared to a net loss of $115,994 ($0.01 per share) for the same period in the prior year.

The increase in loss of $27,003 for the three months ended October 31, 2006 over 2005 is attributed to:

(i) an increase of $50,025 in project evaluation costs from $46,660 in 2005 to $96,685 in 2006; and

(ii) an increase of $11,874 in interest and other income from $35,010 in 2005 to $46,884 in 2006.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the last eight quarters of fiscal 2006 and 2005 (unaudited):

Quarter Ended	Revenue $	Loss For the Period $	Loss Per Share * $
October 31, 2006	46,884	(142,997)	(0.01)
July 31, 2006	48,203	(145,279)	(0.01)
April 30, 2006	43,226	(140,691)	(0.01)
January 31, 2006	43,529	(129,822)	(0.01)
October 31, 2005	35,010	(115,994)	(0.01)
July 31, 2005	31,500	(197,707)	(0.02)
April 30, 2005	31,500	(79,857)	(0.00)
January 31, 2005	36,957	(116,740)	(0.01)

*basic and diluted

LIQUIDITY AND CAPITAL RESOURCES

As discussed above, the Company's financial position remains strong, with working capital at October 31, 2006 of $4,557,190. This working capital position, comprised substantially of cash, is sufficient to fund the Company's overheads for the foreseeable future but it will not be sufficient to fund the Company's planned exploration activity and acquisition of the El Pilar Copper Property in Mexico. (See section titled "Mineral Properties").

Stingray anticipates arranging an equity financing to fund both the El Pilar property acquisition and an advanced exploration program to better define the size, quality and character of this copper resource. Project advancement to a Feasibility Stage will be the focus of Stingray's immediate efforts in Mexico.

The Company's cash position of approximately $4.5 million has been invested in an interest bearing cash account with a major Canadian bank.

The Company has been successful in accessing the equity markets in the past and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

TRENDS

Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development of mineral projects will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The mineral industry is intensely competitive in all its phases. The Company competes with many other mineral exploration companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled.

RELATED PARTY TRANSACTIONS

During the period there were no transactions with related parties

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

Mineral properties

The Company's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

Stock-based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Company's financial condition.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods followed in preparing these financial statements are those used by Stingray as set out in the January 31, 2006 audited consolidated financial statements. However, these unaudited consolidated financial statements for the nine months ended October 31, 2006 do not conform in all respects to the disclosure and information that is required for generally accepted accounting principles in Canada for annual financial statements. For further information, see the Company's January 31, 2006 audited consolidated financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended October 31, 2006 are not indicative of the results that may be expected for the full year ended January 31, 2007.

USE OF FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investments risk, currency risk or commodity risk. There are no off-balance sheet agreements. The principal financial instrument affecting the Company's financial condition and results of operations is currently its cash.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Although the Company continues to refine its disclosure controls and procedures from time to time, the CEO and CFO have concluded that, during the third quarter of the year ended January 31, 2007, the process was effective enough to ensure material information was accumulated and communicated up to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

FINANCIAL CONTROLS AND PROCEDURES

Management has assessed the effectiveness of the Company's financial reporting disclosure controls and procedures as at October 31, 2006, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date.

FORWARD LOOKING STATEMENTS

The MD&A contains forward looking statements that are subject to a number of known risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in the Company's forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.

Stingray Resources Inc.

(an exploration stage company)
Consolidated Balance Sheets
October 31, 2006 and January 31, 2006

	October 31, 2006	January 31, 2006
	$	$
	(unaudited)	(audited)
Assets		
Current assets		
Cash	4,533,269	5,005,344
Accounts receivable	67,650	64,482
	4,600,919	5,069,826
Environmental bond	2,000	2,000
Equipment (note 2)	41,907	52,946
Mineral properties and deferred exploration costs (note 3)	655,277	583,608
	5,300,103	5,708,380
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	43,729	28,039
Shareholders' Equity		
Share capital (note 4 (b))	14,911,978	14,906,978
Contributed surplus	178,475	178,475
Stock options (note 4c))	254,368	254,368
Deficit	(10,088,447)	(9,659,480)
	5,256,374	5,680,341
	5,300,103	5,708,380

See accompanying notes to interim consolidated financial statements.

Although the Company believes expectations reflected in its forward looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to update forward looking statements, unless required by securities law.

OUTSTANDING SHARE DATA

Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares		Share Amount
Balance January 31, 2006	12,781,330	$	14,906,978
Issued for acquisition of mineral properties	25,000		5,000
Balance October 31, 2006	12,806,330	$	14,911,978

(c) Stock options

	Number of Options		Value	Average Exercise Price
Balance January 31, 2006 and October 31, 2006	610,000	$	254,368	$0.84

(c) Stock options (continued)

At January 31, 2006, and October 31, 2006, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options		Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$	86,939	$1.00
May 28, 2004	May 28, 2009	145,000		82,848	$0.75
June 29, 2005	June 29, 2010	305,000		84,581	$0.80
Balance October 31, 2006		610,000	$	254,368	

ADDITIONAL INFORMATION

Additional information relating to the Company may be accessed on the Internet at www.sedar.com.

Stingray Resources Inc.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

Unaudited

Nine Months Ended October 31, 2006 and 2005

	Three months ended October 31, 2006	Three months ended October 31, 2005	Nine months ended October 31, 2006	Nine months ended October 31, 2005
			$	$
Operating expenses				
Depreciation	7,727	9,481	13,754	15,419
Office rent, telephone and reception	18,404	23,645	50,472	53,353
Professional fees	7,071	7,689	17,071	19,739
Project evaluation	96,685	46,660	294,731	122,552
Promotion and travel	13,908	9,450	32,610	25,898
Regulatory fees	671	-	4,471	-
Salaries and benefits	43,572	52,112	136,601	145,428
Shareholder communications	774	316	9,753	15,517
Transfer agent fees	1,069	1,651	7,817	9,081
Stock based compensation (note 4(d))	-	-	-	84,581
Loss from operations	(189,881)	(151,004)	(567,280)	(491,568)
Other income and expense				
Interest and other income	46,884	35,010	138,313	98,010
Loss for the period	(142,997)	(115,994)	(428,967)	(393,558)
Deficit - Beginning of period	(9,945,450)	(9,413,664)	(9,659,480)	(9,136,100)
Deficit- End of period	(10,088,447)	(9,529,658)	(10,088,447)	(9,529,658)
Basic and diluted loss per share	(0.01)	(0.01)	(0.03)	(0.03)
Weighted average number of shares outstanding	12,783,316	12,743,830	12,783,316	12,757,152

See accompanying notes to interim consolidated financial statements.

Stingray Resources Inc.

(an exploration stage company)
Consolidated Statements of Cash Flows
Unaudited
Nine Months Ended October 31, 2006 and 2005

	Three months ended October 31,		Nine months ended October 31,	
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used in):				
Operating activities				
Loss for the period	(142,997)	(115,994)	(428,967)	(393,558)
Items not involving cash				
Depreciation	7,727	9,481	13,754	15,419
Stock-based compensation	-	-	-	84,581
Changes in non-cash working capital				
Increase in receivables	28,487	11,819	(3,168)	(11,790)
Increase (decrease) in accounts payable and accrued liabilities	(42)	(2,117)	15,690	(6,505)
	(106,825)	(96,811)	(402,691)	(311,853)
Investing activities				
Increase in mineral properties and deferred exploration costs	(50,000)	(95,773)	(66,669)	(192,740)
Purchase of equipment	(2,715)	(154)	(2,715)	(21,412)
	(52,715)	(95,927)	(69,384)	(214,152)
Decrease in cash and cash equivalents	(159,540)	(192,738)	(472,075)	(526,005)
Cash				
- Beginning of period	4,692,809	5,296,291	5,005,344	5,629,558
- End of period	4,533,269	5,103,553	4,533,269	5,103,553

See accompanying notes to interim consolidated financial statements.

1. Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the Company's most recently completed fiscal year ended January 31, 2006, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2. Equipment

October 31, 2006	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	90,651	54,639	36,012
Office equipment	9,349	3,454	5,895
	100,000	58,093	41,907

January 31, 2006	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	90,651	41,975	48,676
Office equipment	6,634	2,364	4,270
	97,285	44,339	52,946

3. Mineral exploration properties

October 31, 2006	Balance January 31, 2006	Additions	Balance October 31, 2006
	$	$	$
El Indio	237,174	56,766	293,940
Elephant 8	346,434	14,903	361,337
	583,608	71,669	655,277

January 31, 2006	Balance January 31, 2005	Additions	Balance January 31, 2006
	$	$	$
El Indio	169,555	67,619	237,174
Elephant 8	188,261	158,173	346,434
	357,816	225,792	583,608

El Indio

On September 19, 2003, the Company completed an agreement with Minera Uruachic S.A. de C.V. to earn a 75% interest and become the operator of three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico. The Company can earn its interest over a seven year option period by making a series of cash payments totaling $500,000, issuing 250,000 common shares and incurring $1,000,000 in exploration on the properties.

As of January 31, 2006, the Company was required to pay $100,000 (paid), issue 50,000 common shares (issued at a total value of $10,000) and incur no less than $200,000 in exploration on the properties ($127,174 incurred to January 31, 2006).

The Company has not met the exploration spending requirement as of January 31, 2006 but has obtained a letter of exemption from Minera Uruachic S.A. de C.V. waiving the requirement.

3. Mineral exploration properties (continued)

Elephant 8

During the year ended January 31, 2005, the Company staked a large exploration concession named the Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 47,000 hectares and is located 60 kilometers from the town of Alamos in Sonora.

4. Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2006	12,781,330	$14,906,978
Issued for acquisition of mineral properties	25,000	5,000
Balance October 31, 2006	12,806,330	$14,911,978

(c) Stock options

	Number of Options	Value	Average Exercise Price
Balance January 31, 2006 and October 31, 2006	610,000	$254,368	$0.84

4. Share capital (continued)

(c) Stock options (continued)

At January 31, 2006, and October 31, 2006, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options		Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$	86,939	$1.00
May 28, 2004	May 28, 2009	145,000		82,848	$0.75
June 29, 2005	June 29, 2010	305,000		84,581	$0.80
		610,000	$	254,368	

5. Related party transactions

During the period there were no transactions with related parties.

6. Subsequent event

On November 29, 2006 the Company entered into an Agreement with Xstrata plc (Xstrata), through Xstrata's subsidiaries Falconbridge Limited and Noranda Mining and Exploration Inc. whereby the Company will acquire Noranda Exploracion Mexico S.A. de C.V. ("Normex"). The acquisition will result in the Company owning a 100% interest in the El Pilar Copper Property (El Pilar) located in Sonora, Mexico.

The Company will make two cash payments to Xstrata totaling $US 20 million within 6 months and issuing to Xstrata 2 tranches of Stingray common shares; 5% of the outstanding shares at the conclusion of the acquisition and an additional 5% of the outstanding shares upon delivery of a Feasibility Study. Other details include a sliding scale Metal Sales Royalty starting at 1% for an accumulated resource up to 3 billion pounds of copper equivalent rising to a maximum of 3% for more than 5 billion pounds. In addition, there is a 50% Back-In Right provision for Xstrata in the event that more than 5 billion pounds of accumulated copper equivalent resources (measured and indicated) and reserve (proven and probable) are calculated on the El Pilar property. If the Back-In Right is exercised Stingray will remain operator of the Joint Venture.